

Mail Stop 7010

August 24, 2007

Via U.S. mail

Kevan Casey, Chief Executive Officer
UNICORP, INC.
5075 Westheimer Road, Suite 975
Houston, TX   77056

       **Re: UNICORP, INC.
            Amendment No. 1 to Registration Statement on Form SB-2
            Filed August 10, 2007
            File No. 333-143846**

Dear Mr. Casey:

       We have reviewed the response letter and the amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   Ensure that, in future filings, your redline version marks all changes in the document. For example, in over four dozen instances, you have indicated the change in name of Cornell Capital Partners to YA Global Investments, but failed to highlight any of these changes in the marked version.

2.   Please provide updated interim financial statements in accordance with Item 310
        of Regulation S-B and correspondingly update all of the related disclosures in the
        Form SB-2.

3.   We note your response to prior comment 3 and reissue it in part. In all places in
        the document where you discuss not registering a sufficient number of shares,
        please disclose the total number of shares that will need to be registered in
        connection with the May 17, 2007 secured convertible debenture financing,
        pursuant to the registration rights agreement. Please also disclose, if true, that you
        will need to file additional registration statements to satisfy your obligation to
        register these securities.

May 17, 2007 Secured Convertible Debenture Financing, page 2

4.   Please disclose in this section the number of shares of common stock issued and
        outstanding not held by any affiliates, which number was used in calculating the
        10,555,685 shares being registered herein.

Risk Factors

Our Independent Registered Public Accounting Firm Has Identified Deficiencies…, page
8

5.   We note the added risk factor in response to prior comment 2. Please revise to
        adhere to the plain English guidelines set forth in Rule 421(d). In addition, in
        responding to the comments below relating to this risk factor, please make
        corresponding changes to your disclosure in the Form 10-QSB for June 30, 2007,
        as applicable.

6.   Please revise the subheading to discuss the risk to investors stemming from the
        fact that your independent registered public accounting firm has identified
        deficiencies in your internal controls. In this regard, we refer you to the
        penultimate sentence of this risk factor.

7.   You state that "we will take the following actions to enhance our internal controls,
        when funds are available to us, which we expect to occur by the end of fiscal
        2007." Please explain what you mean by "when funds are available to us."
        Provide quantitative disclosure of your current financial situation, discuss the
        amount of funds needed for you to take the enumerated steps following this
        statement, and explain why you are not currently taking these steps. In addition,
        explain what steps you intend to take to remediate your deficiencies but currently
        are not taking due to lack of funds.

8.   You state that you "will continue to assess the cost versus benefits of adding additional resources that would mitigate" the material weakness relating to the inadequate segregation of the financial reporting and accounting functions. Please clearly disclose whether you intend to hire additional personnel. Discuss the circumstances that might lead you to the conclusion that the costs of hiring this additional personnel would outweigh the benefits.

9.   Please delete the following language, which has the effect of mitigating and qualifying the risk you describe: "We cannot assure you that we will be able to maintain adequate controls over our financial processes and reporting."

Selling Stockholder, page 42

10.   Please explain the numbers under the columns entitled "Beneficial Ownership Before the Offering" and "Percentage of Common Stock Owned Before the Offering" and the accompanying "**" notation. If these numbers are without regard to the 4.99% limitation, why does the beneficial ownership column not include, for example, the 8,121,500 shares of common stock issuable upon conversion of the warrants that were issued in connection with the May 17, 2007 transaction? Please note that the "Offering" relates to the offering of securities pursuant to this registration statement, not the private placement transaction whereby YA Global Investments received these securities.

11.   It does not appear that footnote 1 to the selling stockholder table is accurate. Revise to explain how you calculated the number of shares to be included in the prospectus, specifically referencing the limitation that the number must be 10,000 shares less than 30% of the public float. Consistent with comment 3 above, disclose the total number of shares that will need to be registered in connection with the May 17, 2007 secured convertible debenture financing.

12.   Refer to prior comments 10 and 13. In light of your prior registration statements with YA Global Partners (formerly Cornell Capital), please explain why your response to the second and third bullet points of prior comment 10 is "0". Additionally, provide the disclosure requested by the fourth bullet point of prior comment 10.

Form 10-QSB for the quarter ended June 30, 2007

13.   You state that, "As of April 2, 2007, there were no other material weaknesses identified other than the weaknesses identified and described above, however, these identified weaknesses continued to exist as of the end of the period ended June 30, 2007." Revise to state clearly and without qualification, if true, that there were material weaknesses as of the period ended June 30, 2007. Please make similar revisions to the disclosure found in the Form SB-2.

14.   Please provide the disclosure required by Item 308(c) of Regulation S-B. Please
        also provide this disclosure in the Form 10-QSB for the quarter ended March 31,
        2007.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the pending registration statement, it should furnish a letter, at the
time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with
        respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility
        for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
        defense in any proceeding initiated by the Commission or any person under the
        federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact John Madison at (202) 551-3296 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

Cc: J. Madison

Via facsimile
Marc J. Ross, Esq.
(212) 930-9725